United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Cytec Industries Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-12372	22-3268660
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Five Garret Mountain Plaza Woodland Park, NJ	07424
(Address of principal executive offices)	(Zip Code)

Thomas J. Irwin

973-357-3100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Unless the context indicates otherwise, the terms “Company,” “Cytec,” “we,” “its,” “us” and “our” refer to Cytec Industries Inc. and its consolidated subsidiaries. As used herein and consistent with the Conflict Minerals Rule (as defined below), “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Our Conflict Minerals Policy

We strongly disapprove of the violence in the Democratic Republic of the Congo (the “DRC”) and adjoining countries and are committed to supporting responsible sourcing of our raw materials and components containing Conflict Minerals. We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). In furtherance of the foregoing, we have adopted and communicated to our suppliers of raw materials and components containing Conflict Minerals that are contained in products that we manufacture, and to the public, a company policy regarding the sourcing of Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy contains our expectations that these suppliers:

•	Assist Cytec with our disclosure requirements by identifying the presence of any Conflict Minerals in any raw materials or components supplied to Cytec, providing the origin of such Conflict Minerals and implementing controls and procedures in their supply chain consistent with our Conflict Minerals Policy.

•	Directly and indirectly source such Conflict Minerals only from sources that do not directly or indirectly finance or benefit armed groups in the DRC and adjoining countries.

•	Where possible, source such Conflict Minerals from smelters and refiners that are validated as being conflict-free.

•	Otherwise implement and require their supply chain to implement policies, procedures and practices that are consistent with our Conflict Minerals Policy.

The Conflict Minerals Policy indicates that suppliers who do not comply with these expectations will be reviewed and evaluated accordingly for future business and sourcing decisions.

Applicability of the Conflict Minerals Rule to Our Company

We are a global specialty materials and chemicals technology company focused on developing, manufacturing and selling value-added products. Our products serve a diverse range of end markets including aerospace and industrial materials, mining and plastics.

For 2014, we determined that we only purchased two raw materials or components that contained Conflict Minerals that were necessary to the functionality or production of our products. Both are bronze mesh products and, based on the information provided by our supplier, the mesh products contain tin.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over them. However, through the efforts described in this Form SD, we seek to determine the source of the necessary Conflict Minerals contained in our in-scope products and ensure that our sourcing practices are consistent with our Conflict Minerals Policy.

Reasonable Country of Origin Inquiry Information

We conducted a “reasonable country of origin inquiry” within the meaning of the Conflict Minerals Rule to determine the origin of the tin contained in the bronze mesh products referenced above. Based on that inquiry, we determined that the tin contained in the two mesh products we purchase originated outside of the DRC and its adjoining countries. For purposes of our inquiry, we utilized the definition of “adjoining country” contained in the Conflict Minerals Rule.

Our Reasonable Country of Origin Inquiry Process

In connection with our reasonable country of origin inquiry, we sent the single supplier of the two in-scope mesh products a questionnaire, in order to obtain information concerning the usage and source of Conflict Minerals in the supplier’s mesh products.

We reviewed the completed response received from the supplier and our supplier reported to our satisfaction that the tin contained in their products originated outside of the DRC or an adjoining country.

We believe that our reasonable country of origin inquiry was reasonably designed to determine whether our in-scope Conflict Minerals did originate in the DRC or an adjoining country or did come from recycled or scrap sources and was performed in good faith. Our conclusions were made at that reasonableness level.

In connection with our reasonable country of origin inquiry, we also have management systems and processes which include, among other things, (1) a designated team to manage and implement our Conflict Minerals compliance program, (2) the Conflict Minerals Policy, (3) education of internal personnel on the Conflict Minerals Rule and our compliance program, (4) procedures to maintain relevant records electronically for at least five years, (5) standard purchase order terms and conditions and form contracts that take the Conflict Minerals Rule and our compliance procedures into account, and (6) a process to perform a reasonable country of origin inquiry on all new raw materials and components, including existing raw materials and components from new sources, prior to incorporating such raw materials and components into our products.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information is available at the following Internet website: http://www.cytec.com. The information contained on our website is not incorporated by reference into this Form SD and should not be considered part of this report. As a result of our review of our products and the reasonable country of origin inquiry reported above, we are not required by the Conflict Minerals Rule to file a Conflict Minerals Report as an Exhibit to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cytec Industries Inc.
(Registrant)

By:	/s/ Roy Smith	Date: May 29, 2015
Name:	Roy Smith
Title:	Vice President, General Counsel and Secretary

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